Loral Space & Communications Inc.
                                600 Third Avenue
                            New York, New York 10016


July 15, 2009

VIA EDGAR
---------

Larry Spirgel, Esq.
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:  Registration Statement on Form S-3 (File No: 333-159656)

Dear Mr. Spirgel:

     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Loral Space & Communications Inc. (the "Registrant") hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (the "Registration Statement"), filed with the U.S. Securities and Exchange Commission (the "Commission"), be accelerated so that the Registration Statement will become effective at 5:00 p.m., New York City time, on Friday July 17, 2009, or as soon thereafter as may be practicable.

     The Registrant represents and acknowledges to the Commission that, should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective: (i) such declaration will not foreclose the Commission from taking any action with respect to the Registration Statement;
(ii) the Registrant will not be relieved from its responsibility for the adequacy and accuracy of the disclosures contained in the Registration Statement; and (iii) the Registrant may not assert such declaration as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

LORAL SPACE & COMMUNICATIONS INC.



By: /s/ Avi Katz

Name:   Avi Katz
Title:  Senior Vice President, General Counsel and
        Secretary


                             (Acceleration Request)